FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATION PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporation Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the main activities of the Corporation in the second quarter of 2011 and the major changes from the last financial year. As explained in note 1 to the condensed consolidated financial statements for the three-month and six-month period ended June 30, 2011, Canadian Generally Accepted Accounting Principles (“GAAP”), which were previously used to prepare our consolidated financial statements, were replaced on the adoption of the International Financial Reporting Standards (“IFRS”) on January 1, 2011. Accordingly, the condensed consolidated financial statements of the Corporation for the three-month and six-month period ended June 30, 2011, have been prepared in accordance with IFRS. The 2010 comparative figures have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has also adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the consolidated financial statements of the Corporation.

All amounts are in Canadian dollars unless otherwise indicated. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Corporation for the financial year ended December 31, 2010 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>. It should also be read in conjunction with additional information on the adoption of IFRS and on the adjustments to the 2010 financial figures upon adoption of IFRS, included in note 15 to the condensed consolidated financial statements for the three-month and six-month period ended June 30, 2011.

During the second quarter of 2011, certain specialized portals were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented financial information were reclassified to reflect this change.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2011

➢	Quebecor Media’s sales increased by $59.4 million (6.0%) to $1.05 billion in the second quarter of 2011. Attesting to the success of the Corporation’s investment and development strategy, revenues grew in all business segments despite aggressive competition in many of those segments.

➢	During the second quarter of 2011, Videotron Ltd. (“Videotron”) continued recording significant growth for its mobile telephone service. As of June 30, 2011, there were 203,800 subscriber connections to the 4G network, including 133,200 new connections and 70,600 migrations from the mobile virtual network operator (“MVNO”) service. Also as of June 30, 2011, Videotron’s 4G network was available to more than six million people.

➢	The roll-out of Videotron’s new mobile services network affected growth in the Telecommunications segment’s year-to-date results. In the early months following a product launch, the revenues generated by the new product are not sufficient to cover the higher expenses, which, in the case of the 4G network, include customer acquisition costs per new connection and the amortization charge. Despite this, the Telecommunications segment’s operating income increased by $9.7 million (3.7%) in the second quarter of 2011.

➢

Videotron added a net total of 52,700 revenue-generating units[1] in the second quarter of 2011, 75.1% more than the net increase of 30,100 recorded in the same quarter of 2010. In the year to date, Videotron has added 105,300 revenue-generating units, compared with 91,100 in the first half of 2010, a 15.6% increase.

➢	During the second quarter of 2011, the Corporation continued implementing its investment plan in the News Media segment with a view to expanding its revenue streams. Several contracts were finalized, including a five-year contract between Quebecor Media Printing Inc. (“Quebecor Media Printing”) and The Jean Coutu Group (PJC) Inc., with an estimated value of more than $50.0 million, and a multi-million-dollar contract between the QMI National Sales Office and Omnicom Group Inc.

➢	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

➢	On July 5, 2011, Videotron issued 6 7/8% Senior Notes maturing on July 15, 2021 in the aggregate principal amount of $300.0 million, for a net principal amount of $294.9 million, net of financing fees of $5.1 million. The net proceeds were used to finance the early repayment and withdrawal of US$255.0 million principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014, and the settlement and cancellation of related hedges for a total disbursement of $303.1 million.

➢	On June 22, 2011, Quebecor Media announced the acquisition of the Montreal Junior Hockey Club, which will be moved to Blainville-Boisbriand, a northern suburb of Montréal, in Québec. Quebecor Media made the acquisition in partnership with a group of current and former National Hockey League players, including Joël Bouchard, who will serve as president of the team. Quebecor Media has been broadcasting Quebec Major Junior Hockey League (“QMJHL”) games on Videotron’s VOX channel for nearly 10 years. Quebecor Media’s interest in a QMJHL team (to be known as the Blainville-Boisbriand Armada) will make it possible to add quality content to its broadcast programming, particularly in view of the upcoming launch of the TVA Sports channel.

➢

On May 31, 2011, TVA Group Inc. (“TVA Group”) announced that the TVA Sports channel will launch in the fall of 2011. To obtain rich content of high quality, TVA Sports has already signed long-term broadcasting agreements with a number of leading sport properties that have strong fan followings, including the Montréal Impact soccer team, the Ottawa Senators hockey team, the Interbox boxing promotion organization, Ultimate Fighting Championship®, the Toronto Blue Jays major league baseball team, UEFA Champions League soccer and the Championnat de Montréal golf tournament. On July 20, 2011, TVA Group also announced that high-profile sports columnist Réjean Tremblay has agreed to join its team of journalists. He will contribute to TVA Sports, Le Journal de Montréal, Le Journal de Québec and other Quebecor Media properties.

➢	On May 2, 2011, TVA Group’s new digital channel Mlle, a multiplatform brand targeted at women, began broadcasting.

➢	On April 18, 2011, Sun TV News (“Sun News”), an English-language news and opinion specialty channel, went live. Its mission is to provide comprehensive coverage of the events that impact Canada’s political and economic life. The launch was part of the Corporation’s strategy of expanding its value-added content offerings.

➢	The labour dispute at Le Journal de Montréal ended at the beginning of the second quarter of 2011 with a phased return to work by employees starting on April 5, 2011, in accordance with the back-to-work agreement and the mediator’s recommendations, as accepted by the parties. The labour dispute began in January 2009 when the employer declared a lock-out. The mediator’s recommendations called for, among other things, greater flexibility with respect to the workforce and the sharing of editorial content with the Corporation’s other media outlets.

[1]	The sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

ADDITIONAL IFRS MEASURE

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure. The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income tax, and net income attributable to non-controlling interest.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures we used to assess our financial performance, such as cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segment’s operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see “Cash flows from segment operations”), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 1 provides a reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the condensed consolidated financial statements.

Table 1

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Free cash flows from continuing operating activities (see Table 2)	$(42.9)	$72.7	$(77.4)	$84.9
Additions to property, plant and equipment	174.3	161.5	369.5	295.0
Additions to intangible assets	18.9	24.2	38.9	44.4
Proceeds from disposal of assets[1]	(4.0)	(45.9)	(5.0)	(47.3)

Cash flows provided by operating activities	$146.3	$212.5	$326.0	$377.0

[1]	2010 figures include the sale of certain tangible assets in the News Media segment

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2011/2010 second quarter comparison

Revenues: $1.05 billion, an increase of $59.4 million (6.0%).

•

Revenues increased in all business segments: Telecommunications (by $53.4 million or 9.7% of segment revenues), Broadcasting ($6.6 million or 6.0%), Leisure and Entertainment ($5.5 million or 8.3%), Interactive Technologies and Communications ($4.3 million or 18.0%) and News Media ($0.7 million or 0.3%).

Operating income: $351.5 million, a decrease of $1.1 million (-0.3%).

•	Operating income increased in Telecommunications (by $9.7 million or 3.7% of segment operating income) and Leisure and Entertainment ($2.1 million or 50.0%).

•	Operating income decreased in News Media ($11.2 million or -19.7%) and Broadcasting ($4.6 million or -17.1%).

•	Operating income was flat in Interactive Technologies and Communications.

•

The change in the fair value of Quebecor Media stock options resulted in a $6.8 million favourable variance in the stock-based compensation charge in the second quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $2.2 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2011.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 2.8% in the second quarter of 2011, compared with a 10.6% increase in the same period of 2010.

Net income attributable to shareholders: $96.8 million in the second quarter of 2011, compared with $123.6 million in the same period of 2010, a decrease of $26.8 million (-21.7%).

•	The decrease was mainly due to:

•	$29.8 million increase in amortization charge;

•	$7.9 million increase in charge for restructuring of operations, impairment of assets and other special items.

•	$1.1 million decrease in operating income.

Amortization charge: $120.9 million, a $29.8 million increase essentially due to the impact of significant capital expenditures in 2010 and the first half of 2011 in the Telecommunications segment, including commencement of amortization of 4G network equipment and licences following the network launch in September 2010.

Financial expenses: $76.9 million, an increase of $1.0 million.

•	The increase was mainly due to:

•	higher base interest rates.

Partially offset by:

•	$2.8 million favourable variance in exchange rates on operating items.

Loss on valuation and translation of financial instruments: $4.0 million in the second quarter of 2011 compared with $4.6 million in the same quarter of 2010.

Charge for restructuring of operations, impairment of assets and other special items: $6.6 million in the second quarter of 2011, compared with a $1.3 million reversal in the second quarter of 2010, a $7.9 million unfavourable variance.

•

In connection with the startup of its 4G network, Videotron recorded a $5.9 million charge for migration costs in the second quarter of 2011. Videotron expects to incur charges for migration costs until the conversion process has been completed.

•	A $2.8 million gain on disposal of certain assets was also recorded in the Telecommunications segment in the second quarter of 2010.

•

In the second quarter of 2010, a $0.7 million charge for restructuring of operations was recorded in the News Media segment. Some assets were also sold in the segment as part of the restructuring initiatives, resulting in a net gain of $4.9 million in the second quarter of 2010.

•

In the second quarter of 2010, the Corporation decided to terminate the operations of its Sun TV conventional television station upon launch of the new Sun News specialty channel. In light of this repositioning, the Broadcasting segment recorded a $5.7 million impairment charge on certain equipment and broadcasting rights in the second quarter of 2010, compared with a $0.3 million asset impairment charge recorded in the second quarter of 2011.

•	In the second quarter of 2011, other special items in the amount of $0.4 million were recorded in other segments.

Loss on debt refinancing: Nil in the second quarter of 2011, compared with $1.9 million in the same period of 2010.

•

In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) (which has since been liquidated and folded into Sun Media Corporation) paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction gave rise to a $1.9 million loss on debt refinancing.

Income tax expense: $39.3 million (effective tax rate of 27.5%) in the second quarter of 2011, compared with $51.2 million (effective tax rate of 28.4%) in the same period of 2010.

•	The $11.9 million improvement was due primarily to the decrease in income before income taxes.

2011/2010 year-to-date comparison

Revenues: $2.04 billion, an increase of $101.8 million (5.2%).

•

Revenues increased in Telecommunications (by $102.9 million or 9.5% of segment revenues), Interactive Technologies and Communications ($7.3 million or 15.3%), Leisure and Entertainment ($5.6 million or 4.4%) and Broadcasting ($4.1 million or 1.9%).

•	Revenues decreased in News Media (by $1.9 million or -0.4%).

Operating income: $642.5 million, a decrease of $11.5 million (-1.8%).

•	Operating income decreased in News Media (by $21.6 million or -22.6% of segment operating income) and Broadcasting ($5.7 million or -17.5%).

•	Operating income increased in Telecommunications (by $9.1 million or 1.8%) and in Leisure and Entertainment ($3.5 million or 87.5%).

•

The change in the fair value of Quebecor Media stock options resulted in an $11.6 million favourable variance in the stock-based compensation charge in the first half of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $5.0 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2011.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have decreased 4.2% in the first half of 2011, compared with an 11.3% increase in the same period of 2010.

Net income attributable to shareholders: $160.3 million in the first half of 2011, compared with $217.5 million in the same period of 2010, a decrease of $57.2 million (-26.3%).

•	The decrease was mainly due to:

•	$61.7 million increase in amortization charge;

•	$15.0 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$11.5 million decrease in operating income.

Partially offset by:

•	$15.8 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$3.0 million decrease in loss on debt refinancing.

Amortization charge: $241.7 million, an increase of $61.7 million due essentially to the factor noted above in the 2011/2010 second quarter comparison.

Financial expenses: $153.6 million, an increase of $0.8 million.

•	The increase was mainly due to:

•	higher base interest rates.

Partially offset by:

•	$6.7 million favourable variance in exchange rates on operating items.

Gain on valuation and translation of financial instruments: $6.5 million in the first half of 2011 compared with a $9.3 million loss in the same period of 2010. The $15.8 million favourable variance was mainly due to the variance in gains and losses on embedded derivatives.

Charge for restructuring of operations, impairment of assets and other special items: $16.1 million compared with $1.1 million in the same period of 2010, a $15.0 million unfavourable variance.

•	In connection with the startup of its 4G network, Videotron recorded a $14.5 million charge for migration costs in the first half of 2011.

•	A $2.8 million gain on disposal of assets was recorded in the Telecommunications segment in the first half of 2010.

•

A $0.9 million charge for impairment of intangible assets was recorded in the News Media segment in the first half of 2011. In the first half of 2010, a $3.1 million charge for restructuring of operations was recorded in the News Media segment in connection with staff reduction programs; some assets were also sold in the segment as part of the restructuring initiatives, resulting in a net gain of $4.9 million.

•	A $5.7 million charge for impairment of assets was recorded in the first half of 2010 in the Broadcasting segment, compared with $0.3 million in the first half of 2011.

•	In the first half of 2011, $0.4 million in other special items was recorded in other segments.

Loss on debt refinancing: $9.3 million in the first half of 2011 compared with $12.3 million in the same period of 2010.

•

On February 15, 2011, Sun Media Corporation bought back and withdrew the entirety of its 7 5/8% Senior Notes in the aggregate principal amount of US$205.0 million and settled the related hedges, for a total cash consideration of $308.2 million. The transaction generated a $9.3 million loss on debt refinancing.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled related hedge agreements, for a total cash consideration of $206.7 million. The transaction generated a $10.4 million loss on debt refinancing.

•

In May 2010, Osprey Media paid down the balance of its term credit facility and settled related hedge agreements for a total cash consideration of $116.3 million. This transaction gave rise to a $1.9 million loss on debt refinancing.

Income tax expense: $60.7 million (effective tax rate of 26.6%) in the first half of 2011 compared with $74.9 million (effective tax rate of 25.1%) in the same period of 2010.

•	The $14.2 million favourable variance mainly reflects lower income before income taxes.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: Negative $42.9 million in the second quarter of 2011, compared with positive $72.7 million in the same period of 2010 (Tables 2 and 3).

•	The unfavourable variance of $115.6 million was mainly due to:

•

$102.7 million increase in use of funds for non-cash balances related to operations, mainly because of an increase in accounts receivable due, among other things, to payment delays caused by the labour dispute at Canada Post. Unfavourable variances in income tax liabilities and restructuring costs were also factors;

•	$41.9 million unfavourable variance in proceeds from disposal of assets, essentially due to the sale of certain tangible assets in the News Media segment in the second quarter of 2010;

•	$12.8 million increase in additions to property, plant and equipment, mainly due to spending in the Telecommunications segment on its 4G network and cable network modernization;

•	$5.6 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$45.5 million decrease in current income taxes.

Free cash flows from continuing operating activities: Negative $77.4 million in the first half of 2011, compared with positive $84.9 million in the same period of 2010 (Tables 2 and 3).

•	The unfavourable variance of $162.3 million was mainly due to:

•

$89.7 million increase in use of funds for non-cash balances related to operations, mainly because of unfavourable variances in accounts receivable in some segments, including Telecommunications, due, among other things, to a different customer billing cycle, and News Media and Broadcasting, as well as the unfavourable variance in the income tax liability;

•	$74.5 million increase in additions to property, plant and equipment, mainly due to spending in the Telecommunications segment on its 4G network and cable network modernization;

•	$42.3 million unfavourable variance in proceeds from disposal of assets, essentially due to the sale of certain tangible assets in the News Media segment in the first half of 2010;

•	$11.5 million decrease in operating income;

•	$11.8 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$65.9 million favourable variance in current income taxes.

Table 2

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash flows from segment operations:
Telecommunications	$101.0	$99.2	$162.0	$213.7
News Media	42.3	94.8	62.6	128.6
Broadcasting	14.6	20.4	9.5	22.1
Leisure and Entertainment	3.7	(0.3)	3.3	(2.7)
Interactive Technologies and Communications	(0.9)	0.2	(1.0)	0.7
Head Office and other	1.6	(1.5)	2.7	(0.5)

	162.3	212.8	239.1	361.9
Cash interest expense[1]	(74.0)	(72.7)	(147.7)	(146.6)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(6.3)	(0.7)	(14.9)	(3.1)
Current income taxes	5.5	(40.0)	5.1	(60.8)
Other	(0.8)	0.2	(1.4)	1.4
Net change in non-cash balances related to operations	(129.6)	(26.9)	(157.6)	(67.9)

Free cash flows from continuing operating activities	$(42.9)	$72.7	$(77.4)	$84.9

[1]	Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses (see note 6 to consolidated financial statements).

Table 3

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$351.5	$352.6	$642.5	$654.0
Additions to property, plant and equipment	(174.3)	(161.5)	(369.5)	(295.0)
Acquisitions of intangible assets	(18.9)	(24.2)	(38.9)	(44.4)
Proceeds from disposal of assets[1]	4.0	45.9	5.0	47.3

Cash flows from segment operations	$162.3	$212.8	$239.1	$361.9

[1]	2010 figures include the sale of certain tangible assets in the News Media segment.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2011 operating results

Revenues: $601.1 million, an increase of $53.4 million (9.7%).

•

Combined revenues from all cable television services increased $17.0 million (7.2%) to $252.5 million, due primarily to higher ARPU, partially as a result of increases in some rates, the impact of customer base growth, the success of high definition (“HD”) packages, and increased video on demand and pay TV orders.

•

Revenues from Internet access services increased $11.8 million (7.4%) to $171.0 million. The improvement was mainly due to customer growth, increases in some rates and customer migration to upgraded services.

•	Revenues from cable telephone service increased $6.9 million (6.8%) to $108.2 million, primarily as a result of customer and subscriber line increases.

•	Revenues from mobile telephone service increased $13.8 million (113.1%) to $26.0 million, essentially due to customer growth resulting largely from the launch of the new network in September 2010.

•	Revenues of Videotron Business Solutions increased $1.4 million (9.5%) to $16.1 million, mainly because of higher revenues from network solutions.

•	Revenues from customer equipment sales increased $2.4 million (18.8%) to $15.2 million, mainly because of increased sales of mobile handsets.

•

Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.5 million (-9.1%) to $5.0 million, mainly as a result of the closure of two stores in the second quarter of 2011 and lower same-store rental revenues.

•	Other revenues increased $0.5 million (7.6%) to $7.1 million.

Monthly ARPU: $102.85 in the second quarter of 2011 compared with $94.88 in the same period of 2010, an increase of $7.97 (8.4%).

Customer statistics

Revenue-generating units – As of June 30, 2011, the total number of revenue-generating units stood at 4,419,400, an increase of 52,700 (1.2%) from the previous quarter, compared with a 30,100-unit increase in the second quarter of 2010 (Table 4). In the 12-month period ended June 30, 2011, the number of revenue-generating units increased by 283,900 (6.9%). Revenue-generating units are the sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 7,900 (-0.4%) in the second quarter of 2011, compared with a decrease of 4,000 in the second quarter of 2010, and increased by 19,200 during the 12-month period ended June 30, 2011 (Table 4). Because many people move in Québec during the second quarter, negative variances are not unusual. However, the lost customers are generally recovered at the beginning of July. By July 15, 2011, the entire customer loss in the second quarter of 2011 had been recovered. At the end of the second quarter of 2011, Videotron had 1,800,700 customers for its cable television services. The household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,635,800 homes as of the end of June 2011, compared with 2,594,500 one year earlier) was 68.3% versus 68.7% a year earlier.

•

As of June 30, 2011, the number of subscribers to the Digital TV service stood at 1,270,400, a quarterly increase of 26,700 or 2.1%, compared with a 22,100-subscriber increase in the second quarter of 2010, and a 12-month increase of 128,400 (11.2%). As of June 30, 2011, illico Digital TV had a household penetration rate of 48.2% versus 44.0% a year earlier.

•

The customer base for analog cable television services decreased by 34,600 (-6.1%) in the second quarter of 2011 (compared with a decrease of 26,100 customers in the same quarter of 2010) and by 109,200 (-17.1%) over 12 months, primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services was 1,266,500 at June 30, 2011, an increase of 2,900 (0.2%) from the previous quarter (compared with a 10,100-subscriber increase in the second quarter of 2010). During the 12-month period ended June 30, 2011, the cable Internet access service increased its subscriber base by 64,800 (5.4%) (Table 4).

At June 30, 2011, Videotron’s cable Internet access services had a household penetration rate of 48.0% versus 46.3% a year earlier.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,141,600 at June 30, 2011, an increase of 11,800 (1.0%) from the previous quarter (compared with a 22,300-customer increase in the second quarter of 2010), and a 12-month increase of 76,300 (7.2%) (Table 4). At June 30, 2011, the cable telephone service had a household penetration rate of 43.3% versus 41.1% a year earlier.

Mobile telephone service – As of June 30, 2011, the number of subscriber connections to the mobile telephone service stood at 210,600, an increase of 45,900 (27.9%) from the end of March 2011 (compared with an increase of 1,700 connections in the second quarter of 2010), and a 12-month increase of 123,600 (142.1%). The increase was due primarily to the launch of the new mobile network on September 9, 2010 (Table 4). Since the launch, 203,800 subscriber connections have been added to the 4G network, including 133,200 new connections and 70,600 migrations from the MVNO service.

Table 4

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2011	Mar. 2011	Dec. 2010	Sept. 2010	June 2010	Mar. 2010	Dec. 2009	Sept. 2009
Cable television:
Analog	530.3	564.9	592.0	619.7	639.5	665.6	692.9	717.3
Digital	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0	1,119.9	1,084.1	1,042.4

	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5	1,785.5	1,777.0	1,759.7
Cable Internet	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7	1,191.6	1,170.6	1,145.4
Cable telephone	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3	1,043.0	1,014.0	979.1
Mobile telephone[1]	210.6	164.7	136.1	95.4	87.0	85.3	82.8	79.8

Total (revenue-generating units)	4,419.4	4,366.7	4,314.1	4,229.3	4,135.5	4,105.4	4,044.4	3,964.0

[1]	In thousands of subscriber connections.

Operating income: $274.2 million, an increase of $9.7 million (3.7%).

•	The increase in operating income was mainly due to:

•	customer growth for all services;

•	increases in some rates, including cable television and Internet access rates;

•	increases in contribution to income from HD packages, additional set-top boxes and pay TV;

•	customer migration to upgraded Internet access services;

•	$5.7 million favourable variance in the stock-based compensation charge.

Partially offset by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $482 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•

capitalization of some operating expenses during the build-out of the new mobile services network, which also explains the unfavourable variance in operating expenses in the second quarter of 2011 compared with the same quarter of 2010.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the increase in the segment’s operating income in the second quarter of 2011 would have been 1.5%, compared with 12.7% in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.4% in the second quarter of 2011, compared with 51.7% in the same period of 2010.

•	The increase was mainly due to operating expense increases related to the roll-out of the 4G network, partially offset by the impact of increases in some rates.

Year-to-date operating results

Revenues: $1.18 billion, an increase of $102.9 million (9.5%) essentially due to the same factors as those noted above in the discussion of second quarter results.

•	Combined revenues from all cable television services increased $32.7 million (7.0%) to $498.1 million.

•	Revenues from Internet access services increased $22.3 million (7.0%) to $339.4 million.

•	Revenues from cable telephone service increased $15.8 million (7.9%) to $215.5 million.

•	Revenues from mobile telephone service increased $22.9 million (96.2%) to $46.7 million.

•	Revenues of Videotron Business Solutions increased $2.5 million (8.7%) to $31.2 million.

•	Revenues from customer equipment sales increased $6.3 million (28.6%) to $28.3 million.

•	Revenues of Le SuperClub Vidéotron decreased $0.9 million (-8.0%) to $10.3 million.

•	Other revenues increased $1.2 million (8.8%) to $14.8 million.

ARPU: $101.31 in the first half of 2011 compared with $94.00 in the same period of 2010, an increase of $7.31 (7.8%).

Customer statistics

Revenue-generating units – 105,300-unit (2.4%) increase in the first six months of 2011, compared with 91,100 during the first six months of 2010.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 10,900 (-0.6%) in the first half of 2011, compared with an increase of 4,500 in the same period of 2010.

•	The number of Digital TV subscribers increased by 50,800 (4.2%) in the first half of 2011, compared with 57,900 in the same period of 2010.

•	The customer base for analog cable television services decreased by 61,700 (-10.4%), compared with a decrease of 53,400 in the first half of 2010.

Internet access – The number of subscribers to cable Internet access services increased by 14,400 or 1.2%, compared with 31,100 in the same period of 2010.

Cable telephone service – The number of subscribers to cable telephone service increased by 27,300 (2.4%) in the first half of 2011, compared with 51,300 in the same period of 2010.

Mobile telephone service – The number of subscriber connections increased by 74,500 or 54.7% in the first half of 2011, compared with 4,200 in the same period of 2010.

Operating income: $528.7 million, an increase of $9.1 million (1.8%).

•	The increase in operating income was mainly due to:

•	customer growth for all services;

•	increases in some rates, including cable television and Internet access rates;

•	increases in contribution to income from HD packages, additional set-top boxes, video on demand and pay TV;

•	customer migration to upgraded Internet access services;

•	$11.3 million favourable variance in the stock-based compensation charge.

Partially offset by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $482 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•

capitalization of some operating expenses during the build-out of the new mobile service network, which also explains the unfavourable variance in operating expenses in the first half of 2011 compared with the same period of 2010;

•	promotions on sales of digital set-top boxes.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the segment’s operating income would have decreased by 0.4% in the first half of 2011, compared with a 13.6% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 55.4% in the first half of 2011 compared with 52.0% in the same period of 2010. The decrease was due to the same factors as those noted above in the discussion of second quarter 2011 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $101.0 million compared with $99.2 million in the same period of 2010 (Table 5).

•

The $9.7 million increase in operating income was partially offset by a $9.4 million increase in additions to property, plant and equipment, essentially as a result of spending on the 4G network and cable network modernization.

Year-to-date cash flows from segment operations: $162.0 million compared with $213.7 million in the same period of 2010 (Table 5), a $51.7 million decrease caused primarily by a $61.8 million increase in additions to property, plant and equipment due essentially to the same factors as those noted above in the discussion of quarterly operating results, which was partially offset by the $9.1 million increase in operating income.

Table 5: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$274.2	$264.5	$528.7	$519.6
Additions to property, plant and equipment	(161.8)	(152.4)	(340.4)	(278.6)
Acquisitions of intangible assets	(13.0)	(16.1)	(28.9)	(31.8)
Proceeds from disposal of assets	1.6	3.2	2.6	4.5

Cash flows from segment operations	$101.0	$99.2	$162.0	$213.7

News Media

Second quarter 2011 operating results

Revenues: $267.5 million, an increase of $0.7 million (0.3%).

•

Advertising revenues increased 1.4%, combined revenues from commercial printing and other sources increased 8.2%; however, circulation revenues decreased 8.6%, more than half due to price reductions and promotions.

•	Revenues decreased 4.2% at the urban dailies and increased 4.9% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased by 2.1%.

•

Portal revenues decreased 24.8% at the portals, essentially because of lower revenues at the general-interest portals, due primarily to a decrease in advertising revenues and the transfer of intercompany website development activities to the Nurun Inc. subsidiary.

Operating income: $45.7 million, a decrease of $11.2 million (-19.7%).

•	The decrease was due primarily to:

•	impact of revenue decreases at the urban dailies, community newspapers (on a comparable basis), and portals;

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	unfavourable variance related to investments in the Quebecor Media Network Inc. (“Quebecor Media Network”) and Quebecor MediaPages™;

•	$1.4 million increase in newsprint costs.

Partially offset by:

•	$1.7 million favourable variance in the stock-based compensation charge;

•	$1.6 million favourable variance in multimedia employment tax credits;

•	contribution of acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in the Quebecor Media Network and Quebecor MediaPages™, operating income would have decreased by 13.7% in the second quarter of 2011, compared with a 10.4% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 82.9% in the second quarter of 2011, compared with 78.7% in the same period of 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, the Quebecor Media Network and Quebecor MediaPagestm;

•	unfavourable impact of the fixed component of operating costs (which does not fluctuate in proportion to revenue decreases);

•	higher newsprint costs.

Year-to-date operating results

Revenues: $507.6 million, a decrease of $1.9 million (-0.4%).

•

Advertising revenues increased 1.3%, combined revenues from commercial printing and other sources increased 1.6%; however, circulation revenues decreased 8.1%, more than half due to price reductions and promotions.

•	Revenues decreased 3.1% at the urban dailies and increased 2.6% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased by 3.1%.

•	Portal revenues decreased 10.0%, due essentially to the factor noted above in the discussion of the second quarter results.

Operating income: $74.0 million, a decrease of $21.6 million (-22.6%).

•	The decrease was due primarily to:

•	impact of decrease in revenues, on a comparable basis;

•	increases in some operating expenses, including community newspaper startup costs in Québec;

•	unfavourable variance related to investments in the Quebecor Media Network and Quebecor MediaPages™;

•	$3.9 million increase in newsprint costs.

Partially offset by:

•	$8.2 million favourable variance in multimedia employment tax credits;

•	$4.1 million favourable variance related to the stock-based compensation plan;

•	contribution of acquired businesses.

•

Excluding the impact of the stock-based compensation charge and investments in the Quebecor Media Network and Quebecor MediaPages™, operating income would have decreased by 14.2% in the first half of 2011, compared with an 18.3% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 85.4% in the first half of 2011 compared with 81.2% in the same period of 2010. The increase was mainly due to the same negative factors as those noted above in the discussion of the second quarter 2011 operating results, which were partially offset by a reduction in costs as a result of the increase in employment tax credits.

Cash flows from operations

Quarterly cash flows from segment operations: $42.3 million compared with $94.8 million in the same period of 2010 (Table 6).

•

The $52.5 million decrease was due primarily to a $39.5 million unfavourable variance in proceeds from disposal of assets, mainly due to the sale of certain tangible assets in the second quarter of 2010, and to the $11.2 million unfavourable variance in operating income.

Year-to-date cash flows from segment operations: $62.6 million compared with $128.6 million in the same period of 2010 (Table 6), a $66.0 million decrease caused essentially by the same factors as those noted above in the discussion of second quarter 2011 results.

Table 6: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$45.7	$56.9	$74.0	$95.6
Additions to property, plant and equipment	(2.5)	(1.0)	(8.4)	(3.3)
Acquisitions of intangible assets	(3.3)	(3.0)	(5.4)	(5.7)
Proceeds from disposal of assets[1]	2.4	41.9	2.4	42.0

Cash flows from segment operations	$42.3	$94.8	$62.6	$128.6

[1]	2010 figures include the sale of certain tangible assets in the News Media segment.

Broadcasting

Second quarter 2011 operating results

Revenues: $117.5 million, an increase of $6.6 million (6.0%).

•	Revenues from television operations increased $8.0 million, mainly due to:

•	higher advertising, production and video on demand revenues at the TVA Network;

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at TVAccès.

Partially offset by:

•	decrease in advertising revenues in light of the repositioning of the conventional station Sun TV following the creation of Sun News.

•	Total publishing revenues decreased $0.9 million, mainly because of lower newsstand revenues.

Operating income: $22.3 million, a decrease of $4.6 million (-17.1%).

•	Operating income from television operations decreased $3.7 million, mainly due to:

•	increase in operating expenses related to the launch of Sun News;

•	higher content costs at the TVA Network and the specialty channels as a result of new channels, production costs for some television programs, and the programming strategy.

Partially offset by:

•	impact of the revenue increase.

•	Operating income from publishing operations decreased by $0.8 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 81.0% in the second quarter of 2011, compared with 75.7% in the same period of 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the Sun News channel and higher costs at the TVA Network and the specialty channels.

Year-to-date operating results

Revenues: $224.6 million, an increase of $4.1 million (1.9%).

•	Revenues from television operations increased $6.4 million, mainly due to:

•	higher advertising, production and video on demand revenues at the TVA Network;

•	increased advertising and subscription revenues at the specialty channels;

•	higher revenues at TVAccès.

Partially offset by:

•	decrease in advertising revenues in view of repositioning of the Sun TV conventional television station following the creation of Sun News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in the first half of 2010;

•	decrease in revenues at TVA Boutiques.

•	Total publishing revenues decreased $1.8 million, mainly because of lower newsstand revenues.

Operating income: $26.9 million, a decrease of $5.7 million (-17.5%).

•	Operating income from television operations decreased $4.3 million, mainly because of the same factors as those noted above in the discussion of the second quarter of 2011 operating results.

•	Operating income from publishing operations decreased by $1.4 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 88.0% in the first half of 2011, compared with 85.2% in the same period of 2010. The increase was due essentially to the same factors as those noted above in the discussion of second quarter 2011 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $14.6 million compared with $20.4 million in the same period of 2010 (Table 7), a $5.8 million decrease due primarily to the $4.6 million decrease in operating income.

Year-to-date cash flows from segment operations: $9.5 million compared with $22.1 million in the same period of 2010, a $12.6 million decrease (Table 7) due mainly to the $6.9 million increase in additions to property, plant and equipment, as well as the $5.7 million decrease in operating income.

Table 7: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$22.3	$26.9	$26.9	$32.6
Additions to property, plant and equipment	(6.5)	(4.9)	(15.4)	(8.5)
Acquisitions of intangible assets	(1.2)	(2.4)	(2.0)	(2.8)
Proceeds from disposal of assets	—	0.8	—	0.8

Cash flows from segment operations	$14.6	$20.4	$9.5	$22.1

Leisure and Entertainment

Second quarter 2011 operating results

Revenues: $71.5 million, an increase of $5.5 million (8.3%) compared with the second quarter of 2010.

•	The revenues of Archambault Group Inc. (“Archambault Group”) increased 10.9%, mainly because of:

•	increased production sales due to higher revenues from concert productions, including the successful show Le retour de nos idoles;

•	16.3% increase in distribution revenues.

•

The Book Division’s revenues increased by 4.2%, mainly because of higher revenues from distributions to bookstores and mass retailers, and to higher publishing revenues in the general literature category, partially offset by lower sales of textbooks for Québec high schools in the academic segment.

Operating income: $6.3 million in the second quarter of 2011 compared with $4.2 million in the same period of 2010. The $2.1 million improvement was due primarily to the impact of higher revenues and increases in some gross margins.

Year-to-date operating results

Revenues: $132.9 million, an increase of $5.6 million (4.4%).

•	The revenues of Archambault Group increased 5.5%, mainly because of:

•	higher production sales due to increased revenues from concert productions and music recording;

•	7.3% increase in distribution revenues.

•	Revenues increased 3.1% at the Book Division, essentially due to the same factors as those noted above in the discussion of second quarter 2011 operating results.

Operating income: $7.5 million, an increase of $3.5 million (87.5%) essentially due to the same factors as those noted above in the discussion of second quarter 2011 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $3.7 million compared with negative $0.3 million in the same period of 2010 (Table 8).

•	The $4.0 million improvement was due to the $2.1 million increase in operating income and the $1.9 million decrease in additions to property, plant and equipment and intangible assets.

Year-to-date cash flows from segment operations: $3.3 million compared with negative $2.7 million in the same period of 2009 (Table 8).

•	The $6.0 million improvement was due to the $3.5 million increase in operating income and the $2.5 million decrease in additions to property, plant and equipment and intangible assets.

Table 8: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$6.3	$4.2	$7.5	$4.0
Additions to property, plant and equipment	(1.2)	(1.8)	(1.6)	(2.6)
Acquisitions of intangible assets	(1.4)	(2.7)	(2.6)	(4.1)

Cash flows from segment operations	$3.7	$(0.3)	$3.3	$(2.7)

Interactive Technologies and Communications

Second quarter 2011 operating results

Revenues: $28.2 million, an increase of $4.3 million (18.0%).

•	The increase was due mainly to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment), Europe and Asia;

•	favourable variances in currency translation, mainly in Europe.

Partially offset by:

•	decrease in volume from government customers.

Revenues: $1.3 million, flat compared with the second quarter of 2010.

Year-to-date operating results

Revenues: $55.0 million, an increase of $7.3 million (15.3%).

•	The increase was due mainly to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities previously recorded in the News Media segment) and in Europe.

Partially offset by:

•	decrease in volume from government customers.

Operating income: $2.2 million, a decrease of $0.1 million (-4.3%).

Cash flows from operations

Cash flows from segment operations: Negative $0.9 million in the second quarter of 2011 compared with positive $0.2 million in the same period of 2010 (Table 9).

•	The $1.1 million unfavourable variance was mainly due to the increase in additions to property, plant and equipment.

Cash flows from segment operations: Negative $1.0 million in the first half of 2011, compared with positive $0.7 million in the same period of 2010 (Table 9), a $1.7 million decrease.

•	The unfavourable variance was essentially due to the $1.6 million increase in additions to property, plant and equipment.

Table 9: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Operating income	$1.3	$1.3	$2.2	$2.3
Additions to property, plant and equipment	(2.2)	(1.1)	(3.2)	(1.6)

Cash flows from segment operations	$(0.9)	$0.2	$(1.0)	$0.7

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Second quarter 2011

Cash flows provided by operating activities: $146.3 million in the second quarter of 2011 compared with $212.5 million in the same period of 2010.

•	The unfavourable variance of $66.2 million was mainly due to:

•

$102.7 million increase in use of funds for non-cash balances related to operations, mainly because of an increase in accounts receivable due, among other things, to payment delays caused by the labour dispute at Canada Post. Unfavourable variances in income tax liabilities and restructuring costs were also factors;

•	$5.6 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$45.5 million decrease in current income taxes.

Year to date

Cash flows provided by continuing operating activities: $326.0 million in the first half of 2011 compared with $377.0 million in the same period of 2010.

•	The unfavourable variance of $51.0 million was mainly due to:

•

$89.7 million increase in use of funds for non-cash balances related to operations, mainly because of unfavourable variances in accounts receivable in some segments, including Telecommunications, due, among other things, to a different customer billing cycle, and News Media and Broadcasting, as well as the increase in the income tax liability;

•	$11.5 million decrease in operating income;

•	$11.8 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$65.9 million favourable variance in current income taxes.

Working capital: Negative $5.9 million at June 30, 2011 compared with negative $12.7 million at December 31, 2010. Decreases in accounts payable and accrued liabilities, provisions and deferred revenues were offset by a decrease in cash and cash equivalents, which were used to finance investing activities.

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $18.6 million increase in the first half of 2011; $14.4 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increased in the first half of 2011 due to:

•

issuance by Quebecor Media on January 5, 2011 of $325.0 million aggregate principal amount of Senior Notes for net proceeds of $319.9 million (net of financing fees), with a 7 3/8% coupon maturing in January 2021.

Summary of debt reductions in the first half of 2011:

•	early repayment on February 15, 2011, of the entirety of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in aggregate principal amount of US$205.0 million;

•

estimated $75.8 million favourable impact of exchange rate fluctuations. (Any decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”);

•	current payments totalling $22.9 million on Quebecor Media’s credit facility and other debt;

•	$7.2 million decrease in debt due to favourable variance in fair value of embedded derivatives, resulting mainly from interest rate fluctuations.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $436.8 million at June 30, 2011 compared with a net liability of $451.2 million at December 31, 2010. The $14.4 million favourable net variance was caused primarily by:

•	the settlement and revocation by Sun Media Corporation of hedges following the early repayment and withdrawal, on February 15, 2011, of all its outstanding Senior Notes.

Partially offset by:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On July 5, 2011, Videotron issued $300.0 million aggregate principal amount of Senior Notes, for net proceeds of $294.9 million, net of financing fees of $5.1 million. The Notes bear interest at a rate of 6 7/8%, payable twice yearly on June 15 and December 15, and mature on July 15, 2021.

•	On July 18, 2011, Videotron bought back and withdrew US$255.0 million principal amount of its 6 7/8% Senior Notes and settled the related hedges, for a total cash consideration of $303.1 million.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

Investing activities

Second quarter 2011

Additions to property, plant and equipment: $174.3 million in the second quarter of 2011 compared with $161.5 million in the same period of 2010. The increase was mainly due to spending on the 4G network and cable network modernization in the Telecommunications segment.

Acquisitions of intangible assets: $18.9 million in the second quarter of 2011, compared with $24.2 million in the same period of 2010.

Business acquisitions: $5.0 million in the second quarter of 2011 compared with $0.1 million in the same quarter of 2010.

•	$5.0 million in business acquisitions in the second quarter of 2011, primarily in the Leisure and Entertainment segment.

Proceeds from disposal of assets: $4.0 million in the second quarter of 2011 compared with $45.9 million in the second quarter of 2010.

•	Disposal of certain tangible assets, mainly in the News Media segment, in the second quarter of 2010.

Year to date

Additions to property, plant and equipment: $369.5 million compared with $295.0 million in the same period of 2010. The variance was essentially due to the same factors as those noted above in the discussion of second quarter 2011 results.

Acquisitions of intangible assets: $38.9 million in the first half of 2011, compared with $44.4 million in the same period of 2010.

Business acquisitions: $50.1 million in the first half of 2011, compared with $1.1 million in the same period of 2010, a $49.0 million increase, reflecting among other things the impact of the acquisition of community newspapers in the News Media segment in the first half of 2011.

Proceeds from disposal of assets: $5.0 million in the first half of 2011 compared with $47.3 million in the first half of 2010. The decrease was essentially due to the factor noted above in the discussion of second quarter 2011 and 2010 investing activities.

Financial Position at June 30, 2011

Net available liquidity: $860.7 million for the Corporation and its wholly owned subsidiaries, consisting of $49.1 million in cash and $811.6 million in available unused lines of credit.

Consolidated debt: $3.54 billion at June 30, 2011, an $18.6 million increase; $14.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.73 billion debt ($1.79 billion at December 31, 2010), Sun Media Corporation’s $37.8 million debt ($240.0 million at December 31, 2010), TVA Group’s $96.0 million debt ($93.9 million at December 31, 2010) and Quebecor Media’s $1.67 billion debt ($1.40 billion at December 31, 2010).

As of June 30, 2011, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 10

Minimum principal payments on Quebecor Media’s long-term debt

12-month period ending on June 30

(in millions of Canadian dollars)

2012	14.5
2013	224.3
2014	641.1
2015	85.6
2016	1,354.9
2017 and thereafter	1,306.4

Total	$3,626.8

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of June 30, 2011 (5.0 years as of December 31, 2010). As of June 30 2011, the debt comprises approximately 83.1 % fixed-rate debt (75.2 % as of December 31, 2010) and 16.9 % floating-rate debt (24.8 % as of December 31, 2010).

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Corporation believes it will be able to meet future debt payments, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At June 30, 2011, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On May 25, 2011, the Board of Directors of Quebecor Media declared an $25.0 million dividend, which was paid to shareholders on May 26, 2011.

•	On August 9, 2011, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on August 10, 2011.

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2010 and June 30, 2011

(in millions of Canadian dollars)

	June 30, 2011	Dec. 31, 2011	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$52.8	$242.7	$(189.9)	Cash flows used in investing activities
Property, plant and equipment	2,914.0	2,755.1	158.9	Additions to property, plant and equipment (see “Investing Activities” above), less amortization for the period
Goodwill	3,534.9	3,505.2	29.7	Impact of business acquisitions in the News Media segment
Liabilities

Accounts payable and accrued liabilities, including provisions	678.9	796.1	(117.2)	Impact of current variances in activity
Deferred revenues	250.3	275.1	(24.8)	Impact of different customer billing cycle in the Telecommunications segment
Long-term debt, including short-term portion and bank indebtedness	3,536.9	3,518.3	18.6	See “Financing Activities.”
Net derivative financial instruments[1]	436.8	451.2	(14.4)	See “Financing Activities.”
Net deferred income tax liabilities[1]	431.4	369.3	62.1	Use of tax benefits and capital cost allowance in excess of book amortization.

[1]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2011, material contractual obligations of operating activities included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 12 below shows a summary of these contractual obligations.

Table 12

Contractual obligations of Quebecor Media as of June 30, 2011

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,626.8	$14.5	$865.4	$1,440.5	$1,306.4
Interest payments[2]	1,597.8	269.7	567.2	435.6	325.3
Operating leases	429.4	73.8	109.7	72.7	173.2
Additions to property, plant and equipment and other commitments	124.7	83.9	35.5	4.2	1.1
Derivative financial instruments[3]	476.6	0.6	229.1	136.2	110.7

Total contractual obligations	$6,255.3	$442.5	$1,806.9	$2,089.2	$1,916.7

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged foreign exchange rates as of June 30, 2011.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Legislation to legally safeguard the March 2011 agreement between Quebecor Media and Québec City regarding management of the planned arena could not be passed by the Government of Québec before the National Assembly recessed in June 2011. The subject will be raised again when the National Assembly reconvenes in September 2011.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at June 30, 2011, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, mobile handsets and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at June 30, 2011 is shown in Table 13.

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2011		December 31, 2010
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(3,626.8)	$(3,801.1)	$(3,596.3)	$(3,773.1)
Derivative financial instruments:
Early settlement options	94.9	94.9	88.8	88.8
Interest rate swaps	(1.2)	(1.2)	(1.3)	(1.3)
Foreign exchange forward contracts	(4.1)	(4.1)	(2.4)	(2.4)
Cross currency interest rate swaps	(431.5)	(431.5)	(447.5)	(447.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, and financing fees.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect credit default risk, impacted by the financial and economic environment prevailing at the date of the valuation, by applying a credit default premium to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Losses (gains) on valuation and translation of financial instruments for the second quarter and first half of 2011 are summarized in Table 14.

Table 14

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$2.5	$3.0	$(7.6)	$8.4
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	—	1.4	—	(2.2)
Loss on ineffective portion of fair value hedges	1.5	0.2	1.1	3.1

	$4.0	$4.6	$(6.5)	$9.3

Losses of $6.8 million and $6.0 million on cash flow hedges were recorded under other comprehensive income in the second quarter and first half of 2011 respectively (gains of $76.3 million and $103.1 million in the second quarter and first half of 2010 respectively).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter ended June 30, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $2.7 M ($2.4 M in the second quarter of 2010), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to an affiliated Corporation in the amount of $0.7 M ($0.8 M in the second quarter of 2010). These transactions were concluded and accounted for at the exchange amount.

During the first six months of 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $5.6 M ($4.7 M in the first six months of 2010), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to an affiliated Corporation in the amount of $1.6 M ($2.0 M in the first six months of 2010). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the second quarter of 2011, the Corporation received an amount of $0.5 M, which is included as a reduction in cost of sales, selling and administrative expenses ($0.5 M in the second quarter of 2010), and incurred management fees of $0.3 M ($0.3 M in the second quarter of 2010) with the Corporation’s shareholders.

For the six month period ended June 30, 2011, the Corporation received an amount of $1.0 M, which is included as a reduction in selling and administrative expenses ($1.0 M in the same period of 2010) and incurred management fees of $0.6 M ($0.6 M in the same period of 2010) with the Corporation’s shareholders.

Recent Accounting Developments in Canada

As indicated in note 1 to the condensed consolidated financial statements for the three-month and six-month period ended June 30, 2011, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly.

Changes in Critical Accounting Policies and Estimates

As noted above, the Corporation adopted the IFRS conceptual framework for its accounting policies on January 1, 2011. The changes to critical accounting policies as a result of IFRS and their impacts on accounting estimates are described in the “Changes in Critical Accounting Policies and Estimates” section of the Management Discussion and Analysis for the three-month period ended March 31, 2011, available on the Web site of the US Securities and Exchange Commission at <www.sec.gov>.

Future Accounting Developments in Canada

The Corporation has not early adopted the following new standards and the adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards

IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 — Post-employment Benefits (Including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in Other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income, IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and may no longer be spread over any future service period.

Cautionary Statement regarding Forward Looking Statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue rolling out and developing its new 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	new technologies that change consumer behaviour with respect to Quebecor Media’s products;

•

unanticipated higher capital spending required for roll-out of its 4G network or continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its News Media operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its television, Internet access and telephone services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
Revenues	3
Telecommunications		$601.1	$547.7	$1,184.3	$1,081.4
News Media		267.5	266.8	507.6	509.5
Broadcasting		117.5	110.9	224.6	220.5
Leisure and Entertainment		71.5	66.0	132.9	127.3
Interactive Technologies and Communications		28.2	23.9	55.0	47.7
Inter-segment		(32.4)	(21.3)	(60.5)	(44.3)

		1,053.4	994.0	2,043.9	1,942.1

Cost of sales, selling and administrative expenses	4	701.9	641.4	1,401.4	1,288.1

Operating income	5	351.5	352.6	642.5	654.0
Amortization		120.9	91.1	241.7	180.0
Financial expenses	6	76.9	75.9	153.6	152.8
Loss (gain) on valuation and translation of financial instruments	7	4.0	4.6	(6.5)	9.3
Restructuring of operations, impairment of assets and other special items	8	6.6	(1.3)	16.1	1.1
Loss on debt refinancing	10	—	1.9	9.3	12.3

Income before income taxes		143.1	180.4	228.3	298.5
Income taxes:
Current		(5.5)	40.0	(5.1)	60.8
Deferred		44.8	11.2	65.8	14.1

		39.3	51.2	60.7	74.9

Net income		$103.8	$129.2	$167.6	$223.6

Net income attributable to:
Shareholders		$96.8	$123.6	$160.3	$217.5
Non-controlling interests		7.0	5.6	7.3	6.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Net income	$103.8	$129.2	$167.6	$223.6

Other comprehensive income :
Gain (loss) on translation of net investments in foreign operations	0.3	0.6	0.8	(2.9)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(6.8)	76.3	(6.0)	103.1
Deferred income taxes	0.7	(16.1)	2.9	(17.5)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)	(0.2)	(2.8)
Deferred income taxes	0.1	0.4	0.1	0.8
Reclassification to income of other comprehensive loss related to cash flow hedges, net of income taxes of $0.5 million and 2.5 million in the three-month and six-month periods ended June 30, 2010	—	1.4	—	5.9

	(5.8)	61.2	(2.4)	86.6

Comprehensive income	$98.0	$190.4	$165.2	$310.2

Comprehensive income attributable to:
Shareholders	$91.1	$185.2	$158.0	$305.0
Non-controlling interests	6.9	5.2	7.2	5.2

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Operating income
Telecommunications	$274.2	$264.5	$528.7	$519.6
News Media	45.7	56.9	74.0	95.6
Broadcasting	22.3	26.9	26.9	32.6
Leisure and Entertainment	6.3	4.2	7.5	4.0
Interactive Technologies and Communications	1.3	1.3	2.2	2.3
Head Office	1.7	(1.2)	3.2	(0.1)

	$351.5	$352.6	$642.5	$654.0

Amortization
Telecommunications	$99.6	$69.0	$199.9	$136.2
News Media	13.8	14.6	26.8	29.2
Broadcasting	4.3	3.7	8.4	7.4
Leisure and Entertainment	2.1	2.5	4.4	4.8
Interactive Technologies and Communications	0.8	1.0	1.6	1.9
Head Office	0.3	0.3	0.6	0.5

	$120.9	$91.1	$241.7	$180.0

Additions to property, plant and equipment
Telecommunications	$161.8	$152.4	$340.4	$278.6
News Media	2.5	1.0	8.4	3.3
Broadcasting	6.5	4.9	15.4	8.5
Leisure and Entertainment	1.2	1.8	1.6	2.6
Interactive Technologies and Communications	2.2	1.1	3.2	1.6
Head Office	0.1	0.3	0.5	0.4

	$174.3	$161.5	$369.5	$295.0

Additions to intangible assets
Telecommunications	$13.0	$16.1	$28.9	$31.8
News Media	3.3	3.0	5.4	5.7
Broadcasting	1.2	2.4	2.0	2.8
Leisure and Entertainment	1.4	2.7	2.6	4.1

	$18.9	$24.2	$38.9	$44.4

Externally acquired intangible assets	8.7	8.2	15.5	13.7
Internally generated intangible assets	10.2	16.0	23.4	30.7

	$18.9	$24.2	$38.9	$44.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss
	(note 11)			(note 13)
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$1,752.4	$3,223.1	$(2,524.6)	$(20.1)	$—	$2,430.8
IFRS adjustments (note 15)	—	(44.5)	(83.8)	1.4	119.4	(7.5)

Balance as of January 1, 2010	1,752.4	3,178.6	(2,608.4)	(18.7)	119.4	2,423.3
Net income	—	—	217.5	—	6.1	223.6
Other comprehensive income (loss)	—	—	—	87.5	(0.9)	86.6
Dividends	—	—	(37.5)	—	(1.2)	(38.7)

Balance as of June 30, 2010	1,752.4	3,178.6	(2,428.4)	68.8	123.4	2,694.8
Net income	—	—	252.8	—	12.2	265.0
Other comprehensive loss	—	—	—	(88.8)	(1.6)	(90.4)
Acquisition of non-controlling interests	—	(2.0)	—	—	(1.0)	(3.0)
Dividends	—	—	(50.0)	—	(1.2)	(51.2)

Balance as of December 31, 2010	1,752.4	3,176.6	(2,225.6)	(20.0)	131.8	2,815.2
Net income	—	—	160.3	—	7.3	167.6
Other comprehensive loss	—	—	—	(2.3)	(0.1)	(2.4)
Issuance of shares of a subsidiary to non-controling shareholders	—	—	—	—	1.0	1.0
Dividends	—	—	(50.0)	—	(1.1)	(51.1)

Balance as of June 30, 2011	$1,752.4	$3,176.6	$(2,115.3)	$(22.3)	$138.9	$2,930.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended June 30		Six months ended June 30
(unaudited)	Note	2011	2010	2011	2010
Cash flows related to operating activities
Net income		$103.8	$129.2	$167.6	$223.6
Adjustments for:
Amortization of property, plant and equipment		92.3	77.9	184.6	154.1
Amortization of intangible assets		28.6	13.2	57.1	25.9
Loss (gain) on valuation and translation of financial instruments	7	4.0	4.6	(6.5)	9.3
Impairment of assets	8	0.3	5.7	1.2	5.7
Loss on debt refinancing	10	—	1.9	9.3	12.3
Amortization of financing costs and long-term debt discount	6	2.9	3.2	5.9	6.2
Deferred income taxes		44.8	11.2	65.8	14.1
Other		(0.8)	(7.5)	(1.4)	(6.3)

		275.9	239.4	483.6	444.9
Net change in non-cash balances related to operating activities		(129.6)	(26.9)	(157.6)	(67.9)

Cash flows provided by operating activities		146.3	212.5	326.0	377.0

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	9	(5.0)	(0.1)	(50.1)	(1.1)
Business disposals, net of cash and cash equivalents		—	0.8	—	1.8
Additions to property, plant and equipment		(174.3)	(161.5)	(369.5)	(295.0)
Additions to intangible assets		(18.9)	(24.2)	(38.9)	(44.4)
Net change in temporary investments		—	—	—	30.0
Proceeds from disposal of assets		4.0	45.9	5.0	47.3
Other		(1.6)	—	(2.0)	—

Cash flows used in investing activities		(195.8)	(139.1)	(455.5)	(261.4)

Cash flows related to financing activities
Net change in bank indebtedness		0.5	2.6	(3.3)	1.9
Net change under revolving credit facilities		4.4	(8.5)	4.1	2.6
Issuance of long-term debt, net of financing fees	10	—	(1.2)	319.9	292.7
Repayment of long-term debt	10	(1.2)	(131.5)	(225.9)	(319.9)
Settlement of hedging contracts	10	—	(1.5)	(105.4)	(32.4)
Dividends		(25.0)	(18.7)	(50.0)	(37.5)
Dividends paid to non-controlling interest		(1.1)	(1.2)	(1.1)	(1.2)
Other		1.0	—	1.0	—

Cash flows used in financing activities		(21.4)	(160.0)	(60.7)	(93.8)

Net change in cash and cash equivalents		(70.9)	(86.6)	(190.2)	21.8
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		0.1	(0.3)	0.3	(1.0)
Cash and cash equivalents at beginning of period		123.6	407.7	242.7	300.0

Cash and cash equivalents at end of period		$52.8	$320.8	$52.8	$320.8

Cash and cash equivalents consist of
Cash		$—	$65.2	$—	$65.2
Cash equivalents		52.8	255.6	52.8	255.6

		$52.8	$320.8	$52.8	$320.8

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$(8.9)	$(25.3)	$27.9	$(7.7)

Interest and taxes reflected as operating activities
Cash interest payments		$124.1	$113.2	$154.0	$144.1
Cash income tax payments (net of refunds)		20.1	9.5	34.0	27.2

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		June 30	December 31
(unaudited)	Note	2011	2010
Assets

Current assets
Cash and cash equivalents		$52.8	$242.7
Accounts receivable		587.5	587.3
Income taxes		13.8	6.4
Amounts receivable from the parent company		7.5	8.4
Inventories		235.1	245.2
Prepaid expenses		45.0	37.1

		941.7	1,127.1

Non-current assets
Property, plant and equipment		2,914.0	2,755.1
Intangible assets		1,026.4	1,029.1
Goodwill		3,534.9	3,505.2
Derivative financial instruments		15.0	28.7
Deferred income taxes		23.7	19.6
Other assets		96.2	93.5

		7,610.2	7,431.2

Total assets		$8,551.9	$8,558.3

Liabilities and equity

Current liabilities
Bank indebtedness		$1.6	$4.9
Accounts payable and accrued charges		642.2	723.9
Provisions		36.7	72.2
Deferred revenue		250.3	275.1
Income taxes		2.3	33.6
Current portion of long-term debt	10	14.5	30.1

		947.6	1,139.8

Non-current liabilities
Long-term debt	10	3,520.8	3,483.3
Derivative financial instruments		451.8	479.9
Other liabilities		246.3	251.2
Deferred income taxes		455.1	388.9

		4,674.0	4,603.3
Equity
Capital stock	11	1,752.4	1,752.4
Contributed surplus		3,176.6	3,176.6
Deficit		(2,115.3)	(2,225.6)
Accumulated other comprehensive loss	13	(22.3)	(20.0)

Equity attributable to shareholders		2,791.4	2,683.4
Non-controlling interests		138.9	131.8

		2,930.3	2,815.2
Commitments	14
Subsequent events	16

Total liabilities and equity		$8,551.9	$8,558.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montreal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

During the second quarter of 2011, certain specialized Internet sites were transferred from the News Media segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented financial information were reclassified to reflect this change.

Some of the Corporation’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These consolidated financial statements should be read in conjunction with the Corporation’s 2010 annual consolidated financial statements and with the Corporation’s consolidated financial statements for the three-month period ended March 31, 2011.

The Corporation’s significant accounting policies under IFRS are disclosed in note 1 to the consolidated financial statements for the three-month period ended March 31, 2011. Additional information on the transition to IFRS is also included in note 15 below.

These consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media Inc. on August 9, 2011.

Comparative figures for the three-month and six-month periods ended June 30, 2010, and for the year ended December 31, 2010, have been restated to conform to the presentation adopted for six-month period ended June 30, 2011.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards
IFRS 9 — Financial Instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 — Post-employment Benefits (Including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Services rendered	$898.9	$835.2	$1,741.8	$1,632.9
Product sales	154.5	158.8	302.1	309.2

	$1,053.4	$994.0	$2,043.9	$1,942.1

4.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Employee costs	$275.9	$264.9	$548.1	$528.1
Royalties, rights and creation costs	152.0	131.5	304.5	286.7
Cost of retail products	81.6	51.7	162.6	101.4
Marketing, circulation and distribution expenses	48.4	56.2	101.3	107.9
Service and printing contracts	50.5	37.0	94.1	72.6
Paper, ink and printing supplies	29.0	26.7	54.2	48.7
Other	93.6	104.1	194.2	200.4

	731.0	672.1	1,459.0	1,345.8
Employee costs capitalized to property, plant and equipment and intangible assets	(29.1)	(30.7)	(57.6)	(57.7)

	$701.9	$641.4	$1,401.4	$1,288.1

5.	OPERATING INCOME

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of its operating segments. As such, this measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Interest on long-term debt	$74.3	$70.0	$149.9	$141.2
Amortization of financing costs and long-term debt discount	2.9	3.2	5.9	6.2
Loss (gain) on foreign currency translation on current monetary items	—	2.8	(1.0)	5.7
Other	(0.3)	(0.1)	(1.2)	(0.3)

	$76.9	$75.9	$153.6	$152.8

7.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$2.5	$3.0	$(7.6)	$8.4
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	—	1.4	—	(2.2)
Loss on the ineffective portion of fair value hedges	1.5	0.2	1.1	3.1

	$4.0	$4.6	$(6.5)	$9.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

In 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. Since then, Videotron has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network. Charges of $5.9 million and $14.5 million were recorded in the respective three-month and six-month periods ended June 30, 2011 (none in 2010). Videotron expects to incur migration costs until the conversion process is completed.

A gain on disposal of assets of $2.8 million was also recorded in the second quarter of 2010.

News Media

During the first quarter of 2011, an impairment charge of $0.9 million related to intangible assets was recorded.

As part of the restructuring initiatives, severance payments of $0.7 million and $3.1 million were recorded for the elimination of positions in the respective three-month and six-month periods ended June 30, 2010. As well, certain assets were sold in the second quarter of 2010, resulting in a net gain of $4.9 million.

Broadcasting

During the second quarter of 2011, the Broadcasting segment recorded a charge for impairment of assets of $0.3 million.

In 2010, the Broadcasting segment decided to terminate the operations of its general-interest television station, Sun TV. As a result of this decision, an impairment charge of $5.7 million on certain equipment and broadcasting rights was recorded in the second quarter of 2010.

Other segments

Costs for other special items of $0.4 million were recorded during the second quarter of 2011.

9.	BUSINESS ACQUISITIONS

During the first quarter of 2011, the News Media segment acquired 15 community publications in the Province of Québec. The assets acquired are mainly comprised of goodwill and intangible assets.

Other businesses, principally in the Leisure and Entertainment segment, were also acquired by the Corporation during the six-month period ended June 30, 2011.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	LONG-TERM DEBT

On January 5, 2011, Quebecor Media issued $325.0 million in aggregate principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Senior Notes bear interest at 7.375%, payable every six months on June 15 and December 15, and will mature on January 15, 2021. These notes contain certain restrictions on Quebecor Media, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. These notes are redeemable at the option of Quebecor Media, in whole or in part, at any time prior to January 15, 2016 at a price based on a make-whole formula and at a decreasing premium from January 15, 2016 and thereafter.

On February 15, 2011, Sun Media Corporation redeemed and retired all of its 7.625% Senior Notes in an aggregate principal amount of US$205.0 million and settled its related hedging contracts, representing a total cash consideration of $308.2 million. This transaction resulted in a total loss of $9.3 million (before income taxes).

Components of the long-term debt are as follows:

	June 30, 2011	December 31, 2010
Long-term debt	$3,626.8	$3,596.3
Change in fair value related to hedged interest rate risks	25.0	26.8
Adjustment related to embedded derivatives	(74.7)	(67.5)
Financing fees, net of amortization	(41.8)	(42.2)

	3,535.3	3,513.4
Less current portion	14.5	30.1

	$3,520.8	$3,483.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of June 30, 2011	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the six-month period ended June 30, 2011:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2010:	502,381	$23.38
Granted	48,148	35.09

As of June 30, 2011	550,529	$24.40

Vested options as of June 30, 2011	321,848	$22.92

Quebecor Media
As of December 31, 2010:	3,515,668	$42.69
Granted	104,000	50.32
Exercised	(314,894)	40.81
Cancelled	(95,700)	45.91

As of June 30, 2011	3,209,074	$43.03

Vested options as of June 30, 2011	612,902	$40.75

TVA Group
As of December 31, 2011 and June 30, 2011	833,610	$16.35

Vested options as of June 30, 2011	583,743	$17.01

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of June 30, 2011, 288,649 units awarded to participants in Quebecor Media were outstanding under this plan at an average exercise price of $31.33.

During the three-month period ended June 30, 2011, 79,801 stock options of Quebecor Media were exercised for a cash consideration of $1.0 million (49,159 stock options for $0.5 million in 2010). During the six-month period ended June 30, 2011, 314,894 stock options were exercised for a cash consideration of $3.0 million (145,094 stock options for $1.5 million in 2010).

For the respective three-month and six-month periods ended June 30, 2011, a net reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amounts of $6.8 million and $7.1 million (net charges of $2.2 million and $9.5 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2009, as previously reported under Canadian GAAP	$(1.4)	$(18.7)	$—	$(20.1)
IFRS adjustments	1.4	—	—	1.4

Balance as of January 1, 2010	—	(18.7)	—	(18.7)
Other comprehensive income	(2.9)	91.5	(1.1)	87.5

Balance as of June 30, 2010	(2.9)	72.8	(1.1)	68.8
Other comprehensive loss	—	(45.3)	(43.5)	(88.8)

Balance as of December 31, 2010	(2.9)	27.5	(44.6)	(20.0)
Other comprehensive loss	0.8	(3.1)	—	(2.3)

Balance as of June 30, 2011	$(2.1)	$24.4	$(44.6)	$(22.3)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 3/4-year period.

14.	COMMITMENTS

On March 1, 2011, Quebecor Media announced that it has entered into an agreement with Québec City under which it obtained the management and naming rights for a 25-year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from the Corporation could potentially increase in the event that an agreement to operate a National Hockey League franchise occurs in the future.

15.	TRANSITION TO IFRS

These consolidated financial statements are prepared in accordance with IFRS (see note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. Descriptions of applicable exemptions and exceptions under IFRS to this general principle of retrospective application, together with the Corporation’s elections, are set out in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011. This note also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and as of December 31, 2010, together with additional annual disclosures under IFRS considered to be material.

The following tables present the reconciliation of the consolidated statements of income, comprehensive income and cash flows for the three-month and six-month periods ended June 30, 2010, as well as a reconciliation of equity as of June 30, 2010:

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(a)	Reconciliation of the consolidated statements of income and comprehensive income for the three-month period ended June 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$994.0	$—	$994.0
Cost of sales, selling and administrative expenses	(i), (ii)	638.6	2.8	641.4
Amortization	(iv)	91.3	(0.2)	91.1
Financial expenses	(iii)	64.3	11.6	75.9
Loss on valuation and translation of financial instruments		4.6	—	4.6
Restructuring of operations, impairment of assets and other special items		1.0	(2.3)	(1.3)
Loss on debt refinancing		1.9	—	1.9

Income before income taxes and non-controlling interests		192.3	(11.9)	180.4
Income taxes	(ix)	54.4	(3.2)	51.2

		137.9	(8.7)	129.2
Non-controlling interests	(x)	(5.4)	5.4	—

Net income		$132.5	$(3.3)	$129.2

Other comprehensive income	(i), (ix), (x)	62.2	(1.0)	61.2

Comprehensive income		$194.7	$(4.3)	$190.4

Net income attributable to:
Shareholders		$132.5	$(8.9)	$123.6
Non-controlling interests	(x)		5.6	5.6

Comprehensive income attributable to:
Shareholders		$194.7	$(9.5)	$185.2
Non-controlling interests	(x)		5.2	5.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(b)	Reconciliation of the consolidated statements of income and comprehensive income for the six-month period ended June 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$1,942.1	$—	$1,942.1
Cost of sales, selling and administrative expenses	(i), (ii)	1,288.2	(0.1)	1,288.1
Amortization	(iv)	180.3	(0.3)	180.0
Financial expenses	(iii)	130.8	22.0	152.8
Loss on valuation and translation of financial instruments		9.3	—	9.3
Restructuring of operations, impairment of assets and other special items		3.4	(2.3)	1.1
Loss on debt refinancing		12.3	—	12.3

Income before income taxes and non-controlling interests		317.8	(19.3)	298.5
Income taxes	(ix)	77.4	(2.5)	74.9

		240.4	(16.8)	223.6
Non-controlling interests	(x)	(6.2)	6.2	–

Net income		$234.2	$(10.6)	$223.6

Other comprehensive income	(i), (ix), (x)	88.6	(2.0)	86.6

Comprehensive income		$322.8	$(12.6)	$310.2

Net income attributable to:
Shareholders		$234.2	$(16.7)	$217.5
Non-controlling interests	(x)		6.1	6.1

Comprehensive income attributable to:
Shareholders		$322.8	$(17.8)	$305.0
Non-controlling interests	(x)		5.2	5.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(c)	Reconciliation of consolidated statements of cash flows for the three-month and six-month periods ended June 30, 2010

For the respective three-month and the six-month periods ended June 30, 2010, the adoption of IFRS resulted in a decrease of $11.6 million and $22.0 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to property, plant and equipment and to intangible assets, under Canadian GAAP (see note 15 (iii) below).

(d)	Reconciliation of equity as of June 30, 2010

	Explanation		June 30, 2010
Shareholders’ equity under Canadian GAAP			$2,716.1
IFRS adjustments:
Defined benefit plans	(i	)	(113.4)
Share-based compensation	(ii	)	(19.3)
Borrowing costs	(iii	)	(87.5)
Capitalized pre-operating losses	(iv	)	(9.3)
Provisions	(v	)	(11.0)
Intangible assets with indefinite useful lives	(vi	)	15.5
Income taxes	(ix	)	80.2
Other			2.3

			(142.5)
Non-controlling interests	(x	)	121.2

Equity under IFRS			$2,694.8

Equity attributable to:
Shareholders			$2,571.4
Non-controlling interests	(x	)	123.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(e)	Reconciliation of comprehensive income for the three-month and six-month periods ended June 30, 2010

	Explanation		Three-month period ended June 30, 2010	Six-month period ended June 30, 2010
Comprehensive income under Canadian GAAP			$194.7	$322.8
IFRS adjustments to net income:
Borrowing costs	(iii)		(11.6)	(22.0)
Other	(i), (ii), (iv), (ix)		2.9	5.2
Non-controlling interests	(x)		5.4	6.2

			(3.3)	(10.6)
IFRS adjustments to other comprehensive income:
Defined benefit plans	(i	)	(1.4)	(2.8)
Income taxes	(ix)		0.4	0.8

			(1.0)	(2.0)

Comprehensive income under IFRS			$190.4	$310.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening deficit under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(iii)	Borrowing costs

As stated in the section “IFRS exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening deficit at transition and are expensed in 2010 under IFRS.

(iv)	Capitalized pre-operating losses

Under IFRS, certain costs that were capitalized under Canadian GAAP are not permitted to be accounted for as part of the cost of property, plant and equipment. As a result, incidental losses attributable to self-constructed assets capitalized prior to commercial operation were derecognized from the net carrying amount of the assets and reclassified to opening deficit on transition under IFRS.

(v)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(vi)	Intangible assets with indefinite useful lives

Under IFRS, indefinite lived assets are not amortized, while under Canadian GAAP, they were amortized until January 1, 2002. Accordingly, the Corporation has reversed amortization previously recognized on its broadcasting licences in its opening deficit at the transition date.

(vii)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(viii)	Translation gains or losses related to net investments in foreign operations

As stated in section “IFRS 1 exemptions and exceptions” in note 14 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to reset all cumulative translation gains and losses related to investments in foreign operations to zero in its opening deficit as at the transition date.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	TRANSITION TO IFRS (continued)

(ix)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for purposes of calculating deferred income taxes is different under IFRS than under Canadian GAAP. This difference resulted in a reduction of the deferred income tax liability related to these assets at transition.

Other adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(x)	Non- controlling interests

Under IFRS, non-controlling interests are presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interests and are then attributed to shareholders and non-controlling interests. Under Canadian GAAP, non-controlling interests were presented as a component of net income and comprehensive income.

16.	SUBSEQUENT EVENTS

On July 5, 2011, Videotron issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $294.9 million, net of financing fees of $5.1 million. The Senior Notes bear interest at 6.875%, payable every six months on June 15 and December 15, and will mature on July 15, 2021. These notes contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron. These notes are redeemable at the option of Videotron, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

On July 18, 2011, Videotron used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

On July 20, 2011, Videotron amended its $575.0 million secured revolving credit facility to extend the maturity date from April 2012 to July 2016 and to change certain conditions and terms of the facility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Chief Financial Officer

Date: August 12, 2011